Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

May 10, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the unaudited condensed consolidated interim financial results for the Company for the first quarter ending March 31, 2012.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

May 10, 2012

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	May 10, 2012
Frankfurt – FMV

First Majestic Reports Strong Earnings of $26.4M in Q1 2012, Up 10%
compared with Q1 2011; Revenues top $57.8M, Up 5% from Q1 2011

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited condensed consolidated interim financial results for the Company for the first quarter ending March 31, 2012. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2012 FIRST QUARTER HIGHLIGHTS

  Earnings per Share (basic) amounted to $0.25, representing a 5% increase from Q1 2011
  Cash Flow per share (non-GAAP) of $0.35, unchanged from Q1 2011
  Adjusted Earnings per Share (non-GAAP) amounted to $0.26 after removing an unrealized loss on silver futures
  Gross Revenue of $57.8 million showing a 5% increase from Q1 2011
  Net Earnings after Taxes amounted to $26.4 million, a 10% increase from Q1 2011
  Mine Operating Earnings totaling $35.7 million
  Total Production Cost per Tonne was $29.24, a decrease of 3% from Q1 2011
  Total Cash Cost was $8.96 per ounce, up 8% compared to Q1 2011
  Silver ounces produced increased by 3% to 1,826,803 compared to 1,769,208 ounces in Q1 2011
  Cash and Cash Equivalents now stand at $85.3 million and Working Capital of $108.3 million
  In addition to Cash, First Majestic was carrying 596,520 PSLV (Sprott Physical Silver Trust) units at quarter end

2012 FIRST QUARTER HIGHLIGHTS TABLE

	FIRST QUARTER	FIRST QUARTER
	2012	2011	Change
Operating
Silver Equivalent Ounces Produced	2,007,219	1,825,366	10%
Silver Ounces Produced (excluding equivalent ounces from by-products)	1,826,803	1,769,208	3%
Payable Silver Ounces Produced(1)	1,766,160	1,751,312	1%
Total Cash Costs per Ounce(2)	$8.96	$8.26	8%
Total Production Cost per Tonne(2)	$29.24	$30.04	-3%
Average Revenue per Payable Equivalent Ounces Sold ($/eq. oz.)(2)	$32.79	$32.60	1%
Financial
Revenues ($ millions)	$57.8	$55.3	5%
Mine Operating Earnings ($ millions)	$35.7	$35.6	0%
Net Earnings After Taxes ($ millions)	$26.4	$23.9	10%
Operating Cash Flows Generated Before Movements in Working Capital ($ millions)	$37.1	$35.0	6%
Cash and Cash Equivalents at March 31 ($ millions)	$85.3	$85.6	0%
Working Capital at March 31 ($ millions)	$108.3	$84.9	28%
Shareholders
Earnings Per Share - Basic	$0.25	$0.24	5%
Cash Flow Per Share(1)	$0.35	$0.35	0%
Weighted Average Shares Outstanding for the Periods Ended March 31	105,440,048	99,872,077	6%

(1)	Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2)

The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Revenue per Payable Equivalent Ounces Sold and Cash Flow Per Share Before Movements in Working Capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See Reconciliation to IFRS on pages 13 and 14.

Keith Neumeyer, President & CEO of First Majestic, stated, “The first quarter was another successful period for the Company as it continues its growth objective. Our strong financial position ensures the timely construction of our Del Toro mine with the goal of initial production scheduled in the fourth quarter of this year. Also, an updated NI 43-101 and Preliminary Economic Assessment (PEA) on Del Toro is scheduled to be released in the coming weeks.”

“While cost inflation continues to be a strong headwind for the mining industry, First Majestic’s operational team has done an exceptional job maintaining costs. On a year-over-year basis, total production costs have been reduced by 3% to an industry-leading $29.24 per tonne while many of our peers have experienced cost increases ranging between 25% to 50% per tonne. First Majestic remains on track to meet its production guidance for 2012 and management plans to provide further guidance regarding the Silvermex acquisition once the deal closes over the coming months.”

FINANCIAL HIGHLIGHTS

  The Company generated revenues of $57.8 million for the quarter ended March 31, 2012, an increase of $2.5 million or 5% compared to $55.3 million in the first quarter of 2011 based on higher production totals compared with the first quarter 2011.
  Recognized mine operating earnings of $35.7 million, which was consistent with $35.6 million in the first quarter of 2011.
  Net earnings after taxes for the three months ended March 31, 2012 were $26.4 million compared to $23.9 million in the first quarter of 2011, an increase of 10%.
  Earnings per share (“EPS”) for the three months ended March 31, 2012 was $0.25, an increase of 5% compared to $0.24 for the three months ended March 31, 2011.

  During the quarter, the Company converted the unrealized loss of $4.2 million related to the prior quarter’s one million silver ounce long position into gains of $5.475 million. At the end of the first quarter, the Company was long 500,000 ounces at an average price of $34.063 per ounce which was marked to market at $32.484 at March 31, 2012 resulting in an unrealized loss of $0.8 million.
  Net earnings for the quarter ended March 31, 2012 reflects the unrealized loss on silver futures of $0.8 million. Adjusted EPS (a non-GAAP measure) after removing the unrealized loss on silver futures was $0.26 for the quarter.
  In January 2012, the Company purchased 757,500 trust units of Sprott Physical Silver Trust (PSLV) at $13.20 per unit for a total cost of $9,999,000. During Q1 2012, the Company also sold 160,980 trust units at an average price of $15.45 per unit for total proceeds of $2.5 million and realized a $362,677 gain on the sale. At March 31, 2012, there was an unrealized gain of $255,601 recognized related to the remaining 596,520 trust units, revalued at $13.63 per unit.
  Cash flows from operations before movements in non-cash working capital and income taxes in the first quarter of 2012 increased by 6% to $37.1 million ($0.35 per share) compared to $35.0 million ($0.35 per share) in first quarter of 2011.
  Cash cost per ounce (a non-GAAP measure) for the first quarter of 2012 was $8.96, an increase of 8% compared to $8.26 in the first quarter of 2011. Cash cost was higher primarily due to lower grades and recoveries at the La Encantada mine in the first quarter. Since installing a new ball mill in mid-April, recoveries have been improving due to a higher proportion of fresh ore being processed.
  Production costs per tonne decreased 3% to $29.24 per tonne compared to $30.04 per tonne in the first quarter of 2011, reflecting production cost decreases at the La Parrilla mine associated with its increased scale of production.
  The new 1,000 tpd cyanidation circuit at the La Parrilla Silver Mine was commissioned effective March 1, 2012. The new parallel 1,000 tpd flotation and 1,000 tpd cyanidation circuits (2,000 tpd combined), which replaced the old 850 tpd mill, are now fully operational and were operating at an average throughput of 1,850 tpd in the month of March 2012.

IN SUMMARY

First Majestic has experienced another solid quarter of earnings and cash flow due in part to an increase in total production to 2,007,219 silver equivalent ounces, an increase of 10% compared to 1,825,366 silver equivalent ounces produced in the first quarter of 2011. Silver production remained robust during the first quarter with 1,826,803 ounces of silver being produced, representing an increase of 3% compared to 1,769,208 ounces of silver produced in the first quarter of 2011.

At the La Parrilla Silver Mine, the recently expanded 1,000 tpd oxide circuit was commissioned on March 1, 2012 allowing for increases in production of silver doré bars. The second quarter of 2012 will mark the first full quarter of commercial operation for both expanded production circuits (1,000 tpd flotation + 1,000 tpd cyanidation). As a result, cash costs per ounce at La Parrilla are expected to decrease due to the increased scale of production to 2,000 tpd, and a higher portion of silver doré which has a lower refining cost compared to concentrates.

At the La Encantada Silver Mine, the recent installation of the third ball mill is showing a positive effect on silver recoveries. The third ball mill became operational on April 19, 2012 with the objective of increasing recoveries and average head grades by enabling increases in the rate of production of fresh mine ore. Due to ore stockpiling over the past few months and successful developments in the mine, management has decided to bring the fresh ore production component to 1,800 tpd compared with the previous guidance of 1,500 tpd. In addition, the metallurgical testing continues with final assessment of economics. The mill construction progress at the Company’s exciting Del Toro Silver Mine remains on track for initial production in the fourth quarter of 2012. First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.